STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	November 18, 2004
Corporate Office:	#SRU-19-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

DEFINITION DRILLING ASSAY RESULTS FOR MAIN SULPHIDE
LENS(ES) - WEST ZONE "PIT AREA"

Starfield Resources Inc. has received assay results for main sulphide lens(es) encountered in twelve additional definition drill holes completed within the eastern portion of the West Zone at the Ferguson Lake copper-nickel-cobalt-palladium-platinum property. This definition drilling, within an area of inferred resources, is part of Starfield's 2004 Phase I Exploration Program which has the objective of increasing the "indicated" category of mineral resources reported in the 2002 estimate of 6.7 million tones at 1% Cu+Ni cut-off grade for the "Pit Area" (Dr. N.C. Carter, April 4, 2003). Previous 2004 assay results for the main lens(es) sulphide mineralization were reported for drill holes 04-162 to 04-180 (Press Release July 19, 2004, SRU-10-04; August 16, 2004, SRU-15-04).

Table I assay results are from inclined diamond drill holes completed over a strike length of 1.865 kilometers. Intersection lengths reported for the moderately north-dipping sulphide lenses approximate true thicknesses in this part of the West Zone.

Approximately 13,569 meters of 2004 NQ core drilling has been completed as part of Phase I drilling of the "Pit Area". It is important to note that these 2004 drill holes have a two-fold purpose. The first mineralization encountered in these holes consists of sulphide mineralization reflected by the continuous, strong, UTEM-3 conductor identified by initial surface geophysical surveys. This conductive zone is coincident with a similar strong conductor identified by an airborne VTEM survey in 2004. Gabbro-hosted footwall mineralization below the main sulphide lens(es) is also present in most holes drilled; assay results for this footwall-style of mineralization are pending for the holes reported below.

The Company continues to be encouraged by the main sulphide lens(es) results. In particular, holes 04-185, 04-187, 04-192 and 04-193 display considerable thicknesses of sulphide mineralization grading more than 2% copper + nickel.

TABLE I "PIT AREA" HIGHLIGHTS - DEFINITION DRILLING - MAIN SULPHIDE LENS(ES) ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-182	-60°	47+90W/ 1+75N	199.53-202.25	2.72 8.92	0.524	0.225	0.030	1.08	0.25	1.33
		(including	199.53-201.15	1.62 5.31	0.712	0.361	0.048	1.48	0.40	1.88)

04-183	-75°	47+90W/ 1+75N	159.68-164.30	4.62 15.16	1.151	0.588	0.077	1.01	0.11	1.12
		(including	161.78-164.30	2.52 8.27	1.658	1.021	0.131	2.07	0.18	2.25)

04-184	-60°	47+45W/ 1+75N	152.96-155.58	2.62 8.60	1.276	0.563	0.074	1.16	0.10	1.26

04-185	-75°	47+45W/ 1+75N	156.80-176.90	20.10 65.94	1.078	0.899	0.121	2.00	0.25	2.25
		(including	156.80-162.02	5.22 17.13	1.339	0.802	0.106	1.70	0.43	2.13)
		(including	164.00-176.90	12.90 42.32	1.123	1.069	0.145	2.20	0.21	2.41)

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-186	-60°	47+00W/ 1+75N	138.65-141.70	3.05 10.01	1.047	0.737	0.092	1.60	0.50	2.10
			141.70-149.55	Gabbro dyke
			149.55-153.35	3.80 12.47	0.93	1.088	0.139	1.77	0.16	1.93

04-187	-75°	47+00W/ 1+75N	171.43-179.00	7.57 24.84	1.402	1.075	0.138	1.93	0.20	2.13

04-189	-60°	57+00W/ 2+00N	61.17-65.00	3.83 12.57	0.599	0.307	0.047	0.57	0.15	0.72
		(including	61.17-63.88	2.71 8.89	0.653	0.347	0.067	0.66	0.09	0.75)

04-190	-60°	58+00W/ 2+00N	36.00-41.07	5.07 16.63	0.726	1.07	0.129	1.87	0.17	2.04
			44.75-46.19	1.44 4.72	0.913	0.533	0.085	1.21	0.19	1.40

04-191	-60°	58+00W/2+00N	105.74-107.08	1.34 4.40	0.394	0.534	0.067	1.13	0.12	1.25
			143.30-147.12	3.82 12.53	0.942	0.676	0.088	2.02	0.11	2.13

04-192	-60°	39+35W/1+40N	50.38-56.15	5.77 18.93	1.37	0.922	0.113	2.02	0.27	2.29
			56.15-65.70	Gabbro Dyke
			65.70-72.45	6.75 22.15	1.377	0.98	0.12	2.30	0.64	2.94
			85.06-88.02	2.96 9.71	1.188	1.021	0.213	2.12	0.17	2.29

04-193	-72.5°	39+35W/1+40N	55.55-62.12	6.57 21.56	1.436	1.024	0.102	2.30	0.27	2.57
			68.45-79.00	10.55 34.61	0.752	0.956	0.106	1.90	0.26	2.16

04-194	-60°	48+80W/1+75N	150.70-164.80	14.10 46.26	0.944	0.398	0.046	1.00	0.19	1.19
		(including	160.59-164.80	4.21 13.81	1.655	0.512	0.059	1.27	0.16	1.43
*2PGE=Pt+Pd

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.